Via Facsimile and U.S. Mail
Mail Stop 6010

November 30, 2007

Mr. James A. Meer
Senior Vice President - Chief Financial Officer
and Treasurer
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039

Re: **Columbia Laboratories, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-10352

Dear Mr. Meer :

We have reviewed your response letter dated November 9, 2007 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the year ended December 31, 2006

Operations, page 5

We note you contract your manufacturing activities to third parties in the United Kingdom, Switzerland and Italy. If you are substantially dependent on any of these agreements, please identify each manufacturer, the products that each manufactures, and discuss the material terms of these agreements. Also, file the agreements as exhibits to your Form 10-K. If you are not substantially dependent on these manufacturing agreements, provide us with an analysis supporting your determination.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

Please contact Gregory Belliston at (202) 551-3861 or Susan Hayes at (202) 551-3675 with any question you may have. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant